Exhibit 99.3

PURCHASES BY FOSUN INDUSTRIAL OF TONGJITANG ADSs

SINCE THE FILING OF AMENDMENT NO. 6 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2009-1-7	14,750	59,000	2.6031
2009-1-8	66,600	266,400	2.6125
2009-1-9	92,300	369,200	2.6271
2009-1-12	23,300	93,200	2.6500
2009-1-23	101,100	404,400	2.4999
2009-1-26	78,500	314,000	2.5500